

Mail Stop 3561

April 27, 2010

Cliff J. Vallier
President
Greektown Superholdings, Inc.
555 East Lafayette
Detroit, Michigan 48226

> **Re: Greektown Superholdings, Inc.**
> **Form 10**
> **Filed March 31, 2010**
> **File No. 000-53921**

Dear Mr. Vallier:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please tell us how the Effective Date of the Plan is expected to coincide with the effective date of your Form 10 registration statement.

Disclosure Regarding Forward-Looking Statements, page 2

2.   Please remove the statement on page two that "Factors that might cause actual results to differ include, but are not limited to, those discussed in the section

entitled 'Risk Factors' beginning on page 15 of this registration statement." All material risks should be discussed in the risk factors section. If risks are not deemed material then they should not be mentioned.

Business
Bankruptcy Considerations, page 2

3.   We note your statement on page three that your bankruptcy discussion provides "general background information" and "is not intended to be an exhaustive summary." Please confirm that you have disclosed all material information regarding your bankruptcy in the registration statement, or revise.

4.   State here, as indicated on page 16, that the deadline to file administrative claims, professional claims and substantial contribution claims against the Debtors in bankruptcy has not yet occurred and will not occur until after the Effective Date.

5.   As exhibits to your next amendment, please file all material agreements related to your bankruptcy including the Purchase and Put Agreement, Assignment and Assumption agreement, Disclosure Statement, the WG Consulting Agreement, and agreements related to the litigation trust.

6.   Revise to further explain the terms of the Purchase and Put Agreement and the Rights Offering. Discuss the per share consideration for purchases pursuant to the Put Commitment, Rights Offering, and the Warrants.

7.   Describe the litigation trust mentioned on page four. Describe its purpose, beneficial owners, and amount and source of funds.

8.   In the first full paragraph on page 5 please disclose the anticipated interests rates for the Revolving Loan and New Senior Secured Notes.

Marketing, page 6

9.   The third sentence under this section is largely qualitative and promotional in nature. Please revise.

Risk Factors, page 15

10.   Please include a risk factor discussing Greektown Holdings' lack of profitable operations during the last two completed fiscal years.

11.   You state on page 17 that upon default under the New Senior Secured Notes or the Revolving Loan the lenders "could proceed against the collateral granted to them to secure that indebtedness." Please revise to state the collateral. We note

Cliff J. Vallier
Greektown Superholdings, Inc.
April 27, 2010
Page 3

on page 43 that these are secured by all the assets of Greektown and all its direct and indirect subsidiaries and by a pledge of the membership interests and/or capital stock of Greektown Holdings and all its direct and indirect subsidiaries.

12.   Please revise the first full risk factor on page 21 and the disclosure on page 29 to identify management personnel between December 31, 2009 and February 12, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

13.   You state on page 27 that "Greektown Holdings was not in compliance with certain covenants under its Pre-petition Credit Facility" and that "the MGCB imposed certain financial covenants on Greektown Holdings, which Greektown Holdings had not complied with." Please disclose the "certain covenants" and describe the nature of the breaches in qualitative and quantitative terms.

Results of Operations, page 37
Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

14.   Please further disclose the professional fees in your discussion of Reorganization Expense on page 39.

Contractual Obligations and Commercial Commitments, page 44

15.   Please revise your disclosure to present this table as of the most recent balance sheet date as required by Item 303(a)(5) of Regulation S-K. We would not object to the additional disclosure of your expected contractual obligations as of the effective date of the Plan, provided such table includes related footnote disclosure detailing the differences as a result of the Plan.

Directors and Executive Officers, page 49

16.   Above the table on page 49, please clarify the process whereby the anticipated board members will be placed on the board. Explain the process whereby these individuals were selected and what process remains for their appointment. If shareholders will be voting on the matter, please briefly explain why you anticipate that these individuals will be successfully elected.

17.   Please revise to remove qualitative statements from your Board Qualifications discussion on page 51 such as "extensive executive experience," "critical knowledge and experience," "an incredible contribution," and "extensive knowledge."

18.   Please include background discussions for William M. Williams and Jason Pasko if they are or are expected to be executive officers or significant employees. We note that these individuals are listed as named executive officers in the Executive Compensation section.

Executive Compensation, page 52

19.   In the summary compensation table please report Randall L. Fine's share of consulting fees paid to Fine Point for CEO services under "All Other Compensation."

20.   We note your disclosure on page 54 that awards under the quarterly bonus program were based on target EBITDAR amounts. You disclose the threshold of 110% of budgeted EBITDAR and the target of 150% of budgeted EBITDAR. However you do not disclose the percentage of budgeted EBITDAR necessary to reach the maximum payout of 280% of the target bonus. Please disclose the EBITDAR that would have been necessary to reach the maximum payout under the quarterly bonus program. Alternatively, provide a supplemental analysis as to why it is appropriate to omit this target. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

21.   We note your disclosure on page 54 that "Greektown Superholdings plans to establish its compensation policy, including consideration for elements such as risk management, following the Effective Date." However you have not included any disclosure in response to Item 402(s) of Regulation S-K regarding current compensation policies and practices. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Certain Relationships and Related Transactions, page 56

22.   Please disclose the approximate dollar value of Mr. Semola's interest in the Warner Gaming Management Agreement, based on the Base Fee disclosed in the term sheet.

23.   Please disclose the approximate dollar value of Ted Gatzaros' interest in reimbursements for Fishbone comps, without regard to the amount of profit or loss.

Financial Statements of Greektown Holdings as of December 31, 2009
Consolidated Statements of Operations, page F-5

24.   Please revise your financial statements to reclassify the success fees paid to Fine
        Point in the amount of $6.24 million to operating expenses as these fees are
        directly related to the operation of the casino, or tell us why your current
        classification is appropriate.

Note 2 – Summary of Significant Accounting Policies
Accounts and Notes Receivable and Allowance for Doubtful Accounts, page F-9

25.   Your disclosure here indicates that Notes Receivable represents an unsecured
        promissory note with a patron in the amount of $2 million, bearing interest at 6%
        per annum, and that such note matured on March 31, 2009, but that you expect
        full repayment. Please tell us whether any amounts owed to you under this note
        have been collected and, if not, how you have evaluated such receivable for
        collectability.

Note 8 – Related Party Transactions, page F-20

26.   We note that, as of December 31, 2009 and 2008, you were owed $298,000 by
        Monroe, a related party. Please tell us the facts and circumstances surrounding
        this receivable and how you expect to be repaid.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
l. Cancellation of previous ownership interests and Issuance of new equity securities,
page PF-7

27.   Your description of the Plan on page 4 indicates that the Plan provides that the
        holders of Senior Notes will receive all of the shares of common stock issued
        pursuant to the Plan, along with rights to purchase their pro rata share of a certain
        number of shares of preferred stock issued in a rights offering pursuant to the Plan
        plus litigation trust interests. Please indicate the number of common shares to be
        issued pursuant to the Plan as well as the how you calculated the "pro rata share"
        of the preferred stock to be issued. Please also indicate how the division of Series
        A1 and A2 convertible preferred stock will be determined.

28.   As a related matter, we also note from your page 4 that the Put Parties have
        agreed to purchase shares of preferred stock under the Purchase and Put
        Agreement to the extent the holders of the Senior Notes do not exercise their
        rights to purchase preferred stock under the Plan. Based on your disclosure on
        page 4 it appears the participation by the Senior Note Holders and therefore by the
        Put Parties is not yet determined, and the final number of shares of series A1 and
        A2 convertible preferred stock and warrants to purchase preferred stock will not

be known until the Effective Date of the Plan. If our understanding is correct, please supplement your disclosure by providing tabular disclosure of the range of possible outcomes with regard to the aggregate numbers of each security to be issued. This disclosure should also clearly demonstrate how the net proceeds resultant from these transactions will be $196 million under all possible outcomes.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at (202) 551-3304 or David Humphrey at (202) 551-3221 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or John Stickel at (202) 551-3324 with any other questions.

Sincerely,

John Stickel
Attorney-Advisor

cc: Richard A. Goldberg
        Fax: (212) 698-3599